                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                            _____________________


                                  FORM 11-K

(Mark One)

      [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 1997

                                      OR


      [ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ___________ to ___________

Commission file number 33-39034

      A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                  HBO & COMPANY PROFIT SHARING AND SAVINGS PLAN

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                    HBO & Company
                             301 Perimeter Center North
                               Atlanta, Georgia 30346
                                    (770) 393-6000

                         SNYDER, CAMP, STEWART & CO., LLP
                           CERTIFIED PUBLIC ACCOUNTANTS

                             3850 HOLCOMB BRIDGE ROAD
                                    SUITE 210
                              NORCROSS, GEORGIA 30092




                           Independent Auditors' Report
                           ----------------------------

Administrative Committee
HBO & Company Profit Sharing and Savings Plan

We have audited the accompanying statements of net assets available for benefits of HBO & Company Profit Sharing and Savings Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of HBO & Company Profit Sharing and Savings Plan at December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Securities and Exchange Commission and the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                         /s/ SNYDER, CAMP, STEWART & CO., LLP
                                             SNYDER, CAMP, STEWART & CO., LLP

Atlanta, Georgia
May 27, 1998

                   HBO & COMPANY PROFIT SHARING AND SAVINGS PLAN

                  Statements of Net Assets Available for Benefits

                              December 31, 1997 and 1996

                                                                             1997                  1996
                                                                             ----                  ----
Assets:

   Investments, at fair value:
     HBO & Company Common Stock Fund                                     $ 60,874,776    $ 37,178,326
     Fidelity Magellan Fund                                                32,119,878      23,326,930
     Fidelity Growth and Income Fund                                       34,011,540      22,435,878
     Fidelity Retirement Money Market Fund                                  7,894,849       6,630,055
     Fidelity Asset Manager                                                 5,573,548       4,065,764
     Fidelity Managed Income Fund                                           2,182,337       1,714,963
     Fidelity Intermediate Bond Fund                                        2,507,457       1,744,475
     Fidelity International Growth and Income Fund                          2,418,736       1,545,592
     Fidelity Blue Chip Growth Fund                                         9,852,141       5,440,319
     Fidelity Equity Income II Fund                                         6,884,663       3,723,426
                                                                          -----------     -----------
           Total investments                                              164,319,925     107,805,728

   Contributions receivable from employer                                     461,898         331,097
   Contributions receivable from participants                               1,047,924         802,439
   Loans receivable from participants                                       2,622,581       1,937,362
   Accrued investment income                                                   25,365          12,523
                                                                          ------------     -----------
           Total assets                                                   168,477,693      110,889,149

Liabilities                                                                         -                -
                                                                          ------------     -----------

Net assets available for benefits                                        $168,477,693    $110,889,149
                                                                          ------------     -----------
                                                                          ------------     -----------






See accompanying notes to financial statements.

                          HBO & COMPANY PROFIT SHARING AND SAVINGS PLAN

                    Statements of Changes in Net Assets Available for Benefits

                         For the Years Ended December 31, 1997 and 1996

                                                                           1997             1996
                                                                           ----             ----
Additions to net assets attributed to:
   Investment income                                                     $  6,030,961    $  6,348,812
   Unrealized appreciation (depreciation) in fair
     value of investments                                                  29,863,816       9,395,315
   Realized gain (loss) on sale of investments                              5,923,294       4,043,165
                                                                        -------------   -------------
           Net increase from investment activities                         41,818,071      19,787,292

   Contributions:
     Employer                                                               5,800,893       4,009,263
     Participants                                                          18,054,177      16,639,795
   Interest income on loans to participants                                   185,273          70,910
                                                                       --------------  --------------
           Total additions                                                 65,858,414      40,507,260

Deductions from net assets attributed to:
     Benefits paid directly to participants                                (8,251,092)     (7,282,613)
     Administrative fees                                                      (18,778)            (75)
                                                                       --------------  --------------

           Net increase                                                    57,588,544      33,224,572

Net assets available for benefits:
   Beginning of year                                                      110,889,149      77,664,577
                                                                       --------------  --------------

   End of year                                                           $168,477,693    $110,889,149
                                                                       --------------  --------------
                                                                       --------------  --------------



See accompanying notes to financial statements.

                           HBO & COMPANY PROFIT SHARING AND SAVINGS PLAN

                                  Notes to Financial Statements

                                    December 31, 1997 and 1996

(1)    DESCRIPTION OF PLAN
       The following description of HBO & Company Profit Sharing and Savings Plan (the "Plan") provides only general information. The Plan document should be referred to for a more complete description of the Plan's provisions.

       The Plan is a defined contribution plan which covers all employees of HBO & Company and HBO & Company of Georgia (jointly referred to herein as the "Company") who have completed six months of service (12 months for pre-1995 plan years) and have attained age 21 as of a Plan entry date. The Plan's entry dates are January 1, April 1, July 1, and October 1.

       Each eligible employee can elect to defer a percentage of pretax compensation, as defined, of from one to a maximum of fifteen percent and may contribute such amounts to the Plan. Such deferral elections must be made in whole percentages. If necessary, the salary deferral contributions allowed by a participant will be reduced by the Plan's Administrative Committee (see note 3) so that such contributions do not cause the Plan to be discriminatory or exceed the limitations of the Internal Revenue Code.

       The Company also may contribute to the Plan at the election of the Board of Directors through matching contributions and/or discretionary contributions. Each participant's share of Company discretionary contributions is related to the participant's compensation, as defined. Company contributions may not exceed the maximum allowable as a deduction as defined by the Internal Revenue Code. During 1997 and 1996, the Company contributed $.75 for each $1 contributed by employees; however, this Company matching contribution was only applicable for employee contributions of up to 4% of pretax compensation. No Company discretionary contributions were authorized for the years ended December 31, 1997 and 1996.

       Participants are 100% vested in their pretax compensation contributions and earnings thereon at all times. Company matching and discretionary contributions credited to a participant's account and earnings thereon vest on a graded basis. A participant becomes 20% vested in his/her Company account after one year of service and an additional 20% becomes vested in each of the following four years until a participant fully vests after five years of service (effective January 1, 1995). Prior to January 1, 1995, a participant became 20% vested in his/her Company account after three years of service and an additional 20% vested in each of the following four years until a participant fully vested after seven years of service. Further, a participant is automatically 100% vested without regard to years of service in the event of termination due to death, disability, or attainment of age 65. Allocation of Plan earnings/losses is based on a participant's account balance in the respective fund.


                                                                   (Continued)

                      HBO & COMPANY PROFIT SHARING AND SAVINGS PLAN

                               December 31, 1997 and 1996

(1)    DESCRIPTION OF PLAN, CONTINUED
       Forfeitures of terminated participants' nonvested accounts are allocated among the remaining participants in the Plan at the end of the Plan year as if the forfeitures are additional matching contributions, as designated by the Administrative Committee. At December 31, 1997, forfeited nonvested accounts amounted to $230,353. These accounts may be used to reduce future employer contributions.

       Participants have the option to direct the investment of their accounts between ten investment funds: the Fidelity Retirement Money Market Fund, the Fidelity Managed Income Fund, the Fidelity Intermediate Bond Fund, the Fidelity Growth and Income Fund, the Fidelity Magellan Fund, the Fidelity Asset Manager Fund, the Fidelity International Growth and Income Fund, the Fidelity Blue Chip Growth Fund, the Fidelity Equity Income II Fund and HBO & Company Common Stock Fund.

       Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range up to 5 years, except that loan terms for the purchase of a primary residence are at the discretion of the Administrative Committee. The loans are secured by the balance in the participant's account and bear interest at a rate determined by the Administrative Committee. Principal and interest is paid ratably through monthly payroll deductions.

       Upon termination, participants under age 65 with account balances totaling more than $3,500 may elect to (1) delay the distribution of his/her accounts or (2) receive his/her vested benefits generally in a lump sum distribution. The full value of benefits (regardless of amount) are payable upon normal or postponed retirement or to beneficiaries upon death of the participant. Participants with balances totaling less than $3,500 or on total or permanent disability receive a lump sum distribution of his/her vested benefits.

       Under a provision of the Plan, the Company, through actions of its Board of Directors, reserves the right to terminate the Plan. If the Plan is terminated, each participant shall become fully vested as of the termination date.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
       The accounting records of the Plan are maintained on the accrual basis.

       HBO & Company Common Stock and investment funds held for investment by the Plan are stated at quoted market values from independent published sources. Loans receivable from participants are stated at cost which approximates fair value.

       The change in the difference between current value and the cost of the investments is reflected in the statement of changes in net assets available for benefits as unrealized appreciation (depreciation) in fair value of investments.


                                                                   (Continued)

                       HBO & COMPANY PROFIT SHARING AND SAVINGS PLAN

                                 December 31, 1997 and 1996

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED
       Realized gain (loss) on sale of investments is the difference between the proceeds received and the average cost of investments sold.

       Benefits are recorded when paid.

       The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

(3)    ADMINISTRATION
       The Company's Employee Benefits Administrative Committee (the "Administrative Committee") is the Plan administrator. Fidelity is the Trustee, with custodial responsibility for the Plan's assets. The Plan is liable for all administrative expenses not paid by the Company. At the direction of the Administrative Committee, the Plan's administrative expenses for 1997 and 1996 were paid by the Company.

(4)    INCOME TAX STATUS
       The Plan is intended to be qualified under the Internal Revenue Code (the "IRC"). A favorable ruling was obtained from the IRS as to the tax exempt status of the Plan in May, 1997.

(5)    TRANSACTIONS WITH PARTIES-IN-INTEREST
       During the year ended December 31, 1997, the Plan purchased 780,292 shares of the Common Stock of HBO & Company, the Plan sponsor, for $8,980,274, and sold 138,013 shares of the Common Stock of HBO & Company for $8,449,660 in accordance with the terms of the Plan.

       During the year ended December 31, 1996, the Plan purchased 433,718 shares of the Common Stock of HBO & Company, the Plan sponsor, for $10,216,175, and sold 73,613 shares of the Common Stock of HBO & Company for $5,067,732 in accordance with the terms of the Plan.


                                                                   (Continued)

                      HBO & COMPANY PROFIT SHARING AND SAVINGS PLAN

                               December 31, 1997 and 1996

(6) RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
    The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 1997 and 1996 to Form 5500:

                                                           1997           1996
                                                           ----           ----
         Net assets available for benefits per the
           financial statements                         $168,477,693   $110,889,149
         Amounts allocated to withdrawing participants           -          (37,143)
                                                        ------------   -------------
         Net assets available for benefits per the
            Form 5500                                   $168,477,693   $110,852,006
                                                        ------------   -------------
                                                        ------------   -------------

       The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 1997 to Form 5500:

           Benefits paid to participants per the financial
              statements                                               $  8,251,092
           Add: Amounts allocated to withdrawing participants
              at December 31, 1997                                              -
           Less: Amounts allocated to withdrawing participants
              at December 31, 1996                                     $    (37,143)
                                                                       ------------

           Benefits paid to participants per Form 5500                 $  8,213,949
                                                                       ------------
                                                                       ------------


       Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

(7)    INVESTMENT FUNDS
       The Plan provides for separate investment funds for participants as described in note 1 to the financial statements. The following pages summarize the net assets available for benefits and the changes in net assets available for benefits for each fund for the years ended December 31, 1997 and 1996.

                              HBO & COMPANY PROFIT SHARING AND SAVINGS PLAN

                       Net Assets Available for Benefits by Investment Program

                                      HBO &                  Fidelity     Fidelity   Fidelity     Fidelity
                                     Company   Fidelity      Growth &    Retirement    Asset      Managed
                                     Common    Magellan       Income      Money Mkt   Manager     Income
      December 31, 1997              Stock       Fund          Fund         Fund       Fund        Fund
      -----------------              -----       ----          ----         ----       ----        ----
Assets:
  Investments at fair value        $60,874,776  $32,119,878  $34,011,540  $7,894,849  $5,573,548  $2,182,337
  Contributions receivable
       from employer company            99,573       86,445       98,263      26,053      19,715       9,414
  Contributions receivable
       from participants               198,607      192,927      245,976      52,396      47,235      21,187
  Loans receivable from
       participants                    159,570      572,707      780,128     597,244     246,510     100,566
  Accrued investment income             25,365           -            -           -           -           -
                                   -----------  -----------  -----------  ----------  ----------  ----------
           Total assets             61,357,891   32,971,957   35,135,907   8,570,542   5,887,008   2,313,504
                                   -----------  -----------  -----------  ----------  ----------  ----------

Liabilities                                -            -            -           -           -           -
                                   -----------  -----------  -----------  ----------  ----------  ----------

Net assets available for
   benefits                        $61,357,891  $32,971,957  $35,135,907  $8,570,542  $5,887,008  $2,313,504
                                   -----------  -----------  -----------  ----------  ----------  ----------
                                   -----------  -----------  -----------  ----------  ----------  ----------


                                               Fidelity
                                   Fidelity     Int'l        Fidelity     Fidelity
                                 Intermediate   Growth       Blue Chip     Equity
                                     Bond      & Income       Growth      Income II
      December 31, 1997              Fund        Fund          Fund         Fund      Total
      -----------------              -----       ----          ----         ----      -----
Assets:
  Investments at fair value        $2,507,457  $2,418,736  $9,852,141  $6,884,663  $164,319,925
  Contributions receivable
       from employer company           11,416      18,768      54,478      37,773       461,898
  Contributions receivable
       from participants               29,812      39,702     130,822      89,260     1,047,924
  Loans receivable from
       participants                    95,503         679      61,168       8,506     2,622,581
  Accrued investment income                -           -           -           -         25,365
                                   ----------  ----------  ----------  ----------  ------------
           Total assets             2,644,188   2,477,885  10,098,609   7,020,202   168,477,693
                                   ----------  ----------  ----------  ----------  ------------

Liabilities                               -            -            -           -           -
                                   ----------  ----------  ----------  ----------  ------------

Net assets available for
   benefits                        $2,644,188  $2,477,885  $10,098,609  $7,020,202  $168,477,693
                                    ----------  ----------  ----------  ----------  ------------
                                    ----------  ----------  ----------  ----------  ------------





                                      HBO &                  Fidelity     Fidelity   Fidelity     Fidelity
                                     Company   Fidelity      Growth &    Retirement    Asset      Managed
                                     Common    Magellan       Income      Money Mkt   Manager     Income
      December 31, 1996              Stock       Fund          Fund         Fund       Fund        Fund
      -----------------              -----       ----          ----         ----       ----        ----
Assets:
  Investments at fair value        $37,178,326  $23,326,930  $22,435,878  $6,630,055  $4,065,764  $1,714,963
  Contributions receivable
       from employer company            78,415       68,507       70,083      20,020      16,249       7,510
  Contributions receivable
       from participants               163,155      158,589      185,218      47,354      46,348      17,037
  Loans receivable from
       participants                    252,247      407,180      375,431     550,217     190,808      84,842
  Accrued investment income             12,523          -            -           -           -           -
                                    ----------  ----------    ----------  ----------  ----------  ----------
           Total assets             37,684,666  23,961,206    23,066,610   7,247,646   4,319,169   1,824,352
                                    ----------  ----------    ----------  ----------  ----------  ----------

Liabilities                                -           -           -           -             -           -
                                    ----------  ----------   -----------  ----------  ----------  ----------

Net assets available for
   benefits                        $37,684,666  $23,961,206  $23,066,610  $7,247,646  $4,319,169  $1,824,352
                                    ----------  ----------   -----------  ----------  ----------  ----------
                                    ----------  ----------   -----------  ----------  ----------  ----------


                                               Fidelity
                                   Fidelity     Int'l        Fidelity     Fidelity
                                 Intermediate   Growth       Blue Chip     Equity
                                     Bond      & Income       Growth      Income II
      December 31, 1996              Fund        Fund          Fund         Fund      Total
      -----------------              -----       ----          ----         ----      -----
Assets:
  Investments at fair value        $1,744,475  $1,545,592   $5,440,319  $3,723,426  $107,805,728
  Contributions receivable
       from employer company            7,502       9,718       30,963      22,130       331,097
  Contributions receivable
       from participants               23,686      23,146       75,695      62,211       802,439
  Loans receivable from
       participants                    83,991        (848)      (9,528)      3,022     1,937,362
  Accrued investment income               -           -           -           -           12,523
                                    ----------  ----------   ---------   ---------   ------------
           Total assets              1,859,654   1,577,608   5,537,449   3,810,789   110,889,149
                                    ----------  ----------   ---------   ---------   ------------

Liabilities                                 --          --          --          --            --
                                    ----------  ----------   ---------  ----------  ------------

Net assets available for
   benefits                         $1,859,654  $1,577,608  $5,537,449  $3,810,789  $110,889,149
                                    ----------  ----------  ----------  ----------  ------------
                                    ----------  ----------  ----------  ----------  ------------

                       HBO & COMPANY PROFIT SHARING AND SAVINGS PLAN

            Changes in Net Assets Available for Benefits by Investment Program

                           For the Year Ended December 31, 1997

                                      HBO &                  Fidelity     Fidelity   Fidelity     Fidelity
                                     Company   Fidelity      Growth &    Retirement    Asset      Managed
                                     Common    Magellan       Income      Money Mkt   Manager     Income
                                     Stock       Fund          Fund         Fund       Fund        Fund
                                     -----       ----          ----         ----       ----        ----
Additions to net assets
  attributed to:
      Investment income            $    74,474  $ 2,014,711  $ 1,517,739 $   393,012  $  476,161  $  123,686
      Unrealized appreciation
        (depreciation) in fair
        value of investments        19,095,278    3,921,248    4,922,587         -       375,918         -

      Realized gain (loss) on
        sale of investments          4,083,091      440,334      944,504         -        91,381         -
                                   -----------  -----------  -----------  ----------  ----------  ----------

      Net increase from
        investment activities       23,252,843    6,376,293    7,384,830     393,012     943,460     123,686

      Contributions:
        Employer                     1,284,216    1,169,345    1,300,979     146,783     277,969     126,223

        Participants                 3,226,750    3,310,968    4,056,772   1,186,532     888,432     353,540

      Interest income on loans
       to  participants                 52,447       40,000       35,884      11,275       8,881       5,764
                                   -----------  -----------  -----------  ----------  ----------  ----------
               Total additions      27,816,256   10,896,606   12,778,465   1,737,602   2,118,742     609,213

Deductions from net assets
 attributed to:
      Benefits expense              (1,837,481)  (1,419,222)  (2,004,556)   (961,136)   (482,324)   (118,830)

      Administrative expense            (3,028)      (3,450)      (5,775)     (2,175)     (1,425)       (375)

      Interfund transfers           (2,302,522)    (463,183)   1,301,163     548,605     (67,154)       (856)
                                   -----------  -----------  -----------  ----------  ----------  ----------
               Net increase         23,673,225    9,010,751   12,069,297   1,322,896   1,567,839     489,152

Net assets available for
 benefits:
      Beginning of year             37,684,666   23,961,206   23,066,610   7,247,646   4,319,169   1,824,352
                                   -----------  -----------  -----------  ----------  ----------  ----------
      End of year                  $61,357,891  $32,971,957  $35,135,907  $8,570,542  $5,887,008  $2,313,504
                                   -----------  -----------  -----------  ----------  ----------  ----------
                                   -----------  -----------  -----------  ----------  ----------  ----------


                                                  Fidelity
                                    Fidelity        Int'l          Fidelity       Fidelity
                                  Intermediate     Growth          Blue Chip       Equity
                                      Bond        & Income          Growth        Income II
                                      Fund           Fund            Fund           Fund             Total
                                     -----           ----            ----           ---             ------
Additions to net assets
  attributed to:
      Investment income            $  137,428     $  141,226      $   461,173    $   691,351     $   6,030,961

      Unrealized appreciation
        (depreciation) in fair
        value of investments           26,729        (57,275)       1,124,404        454,927        29,863,816

      Realized gain (loss) on
        sale of investments            (2,686)        40,864          191,142        134,664         5,923,294
                                   ----------     ----------      -----------    -----------     -------------

      Net increase from
        investment activities         161,471        124,815        1,776,719      1,280,942        41,818,071

      Contributions:
        Employer                      151,079        215,476          664,495        464,328         5,800,893

        Participants                  506,630        698,766        2,315,581      1,510,206        18,054,177

      Interest income on loans
       to  participants                 4,393          2,899           15,119          8,611           185,273
                                   ----------     ----------      -----------    -----------     -------------
               Total additions        823,573      1,041,956        4,771,914      3,264,087        65,858,414

Deductions from net assets
 attributed to:
      Benefits expense               (163,019)      (267,447)        (591,898)      (405,179)       (8,251,092)

      Administrative expense             (975)          (150)            (675)          (750)          (18,778)

      Interfund transfers             124,955        125,918          381,819        351,255               -
                                   ----------     ----------      -----------    -----------     -------------
               Net increase           784,534        900,277        4,561,160      3,209,413        57,588,544

Net assets available for
 benefits:
      Beginning of year             1,859,654      1,577,608        5,537,449      3,810,789       110,889,149
                                   ----------     ----------      -----------    -----------     -------------
      End of year                  $2,644,188     $2,477,885      $10,098,609     $7,020,202      $168,477,693
                                   ----------     ----------      -----------    -----------     -------------
                                   ----------     ----------      -----------    -----------     -------------

                      HBO & COMPANY PROFIT SHARING AND SAVINGS PLAN

            Changes in Net Assets Available for Benefits by Investment Program

                           For the Year Ended December 31, 1996

                                      HBO &                  Fidelity     Fidelity   Fidelity     Fidelity
                                     Company   Fidelity      Growth &    Retirement    Asset      Managed
                                     Common    Magellan       Income      Money Mkt   Manager     Income
                                     Stock       Fund          Fund         Fund       Fund        Fund
                                     -----       ----          ----         ----       ----        ----
Additions to net assets
  attributed to:
     Investment income             $    66,609  $ 3,771,860  $ 1,059,501  $  335,819  $  309,190  $   88,638
     Unrealized appreciation
       (depreciation) in fair        8,607,960   (1,562,119)   1,835,419         -        34,814         -
       value of investments

     Realized gain (loss) on
       sale of investments           3,035,321      281,560      606,782         -        84,485         -
                                   -----------  -----------  -----------  ----------  ----------  ----------

     Net increase from investment
       activities                   11,709,890    2,491,301    3,501,702     335,819     428,489      88,638

     Contributions:
       Employer                        927,855    1,075,583      857,839      92,490     240,557     104,062

       Participants                  3,142,699    3,997,950    3,334,740   1,077,317   1,000,904     482,826

     Interest income on loans
      to  participants                  11,497       13,422       15,267      13,135       3,719       2,192
                                   -----------  -----------  -----------  ----------  ----------  ----------
              Total additions       15,791,941    7,578,256    7,709,548   1,518,761   1,673,669     677,718

Deductions from net assets
 attributed to:
     Benefits expense               (2,243,845)  (1,687,036)  (1,528,871)   (626,512)   (334,009)   (177,363)

     Administrative expense                -            (75)         -           -           -           -

     Interfund transfers             3,433,342   (4,846,890)     462,708    (494,209)   (399,680)   (128,731)
                                   -----------  -----------  -----------  ----------  ----------  ----------
              Net increase          16,981,438    1,044,255    6,643,385     398,040     939,980     371,624

Net assets available for
 benefits:
     Beginning of year              20,703,228   22,916,951   16,423,225   6,849,606   3,379,189   1,452,728
                                   -----------  -----------  -----------  ----------  ----------  ----------
     End of year                   $37,684,666  $23,961,206  $23,066,610  $7,247,646  $4,319,169  $1,824,352
                                   -----------  -----------  -----------  ----------  ----------  ----------
                                   -----------  -----------  -----------  ----------  ----------  ----------


                                                  Fidelity
                                    Fidelity        Int'l          Fidelity       Fidelity
                                  Intermediate     Growth          Blue Chip       Equity
                                      Bond        & Income          Growth        Income II
                                      Fund           Fund            Fund           Fund             Total
                                     -----           ----            ----           ---             ------
Additions to net assets
  attributed to:
     Investment income             $  109,760     $   51,435      $   335,802    $   220,198     $   6,348,812

     Unrealized appreciation
       (depreciation) in fair         (41,248)        81,145          278,578        160,766         9,395,315
       value of investments

     Realized gain (loss) on
       sale of investments             (6,275)         2,911             (818)        39,199         4,043,165
                                   ----------     ----------      -----------    -----------     -------------

     Net increase from investment
       activities                      62,237        135,491          613,562        420,163        19,787,292

     Contributions:
       Employer                       126,431         80,249          308,749        195,448         4,009,263

       Participants                   550,702        410,458        1,627,283      1,014,916        16,639,795

     Interest income on loans
      to  participants                  1,925          1,533            5,689          2,531            70,910
                                   ----------     ----------      -----------    -----------     -------------
              Total additions         741,295        627,731        2,555,283      1,633,058        40,507,260

Deductions from net assets
 attributed to:
     Benefits expense                (142,124)       (54,485)        (253,820)      (234,548)       (7,282,613)

     Administrative expense               -              -                -              -                 (75)

     Interfund transfers             (177,753)       493,336          582,811      1,075,066               -
                                   ----------     ----------      -----------    -----------     -------------
              Net increase            421,418      1,066,582        2,884,274      2,473,576        33,224,572

Net assets available for
 benefits:
     Beginning of year              1,438,236        511,026        2,653,175      1,337,213        77,664,577
                                   ----------     ----------      -----------    -----------     -------------
     End of year                   $1,859,654     $1,577,608      $ 5,537,449    $ 3,810,789     $ 110,889,149
                                   ----------     ----------      -----------    -----------     -------------
                                   ----------     ----------      -----------    -----------     -------------

                   HBO & COMPANY PROFIT SHARING AND SAVINGS PLAN

                            December 31, 1997 and 1996

(8)    INVESTMENTS
       During 1997 and 1996 the Plan's investments (including investments bought and sold as well as held during the year) appreciated (depreciated) in fair value as follows:

                                                                                   Net
                                                                               Appreciation
                                                                              (Depreciation)         Fair Value
                                                                              in Fair Value            at End
                                                                               During Year             of Year
                                                                               -----------             -------
       Year ended December 31, 1997:
         Fair value as determined by quoted market price:
           HBO & Company Common Stock Fund                                      $23,178,369         $ 60,874,776
           Fidelity Magellan Fund                                                 4,361,582           32,119,878
           Fidelity Growth and Income Fund                                        5,867,091           34,011,540
           Fidelity Retirement Money Market Fund                                      -                7,894,849
           Fidelity Asset Manager Fund                                              467,299            5,573,548
           Fidelity Managed Income Fund                                               -                2,182,337
           Fidelity Intermediate Bond Fund                                           24,043            2,507,457
           Fidelity International Growth and Income Fund                            (16,411)           2,418,736
           Fidelity Blue Chip Growth Fund                                         1,315,546            9,852,141
           Fidelity Equity Income II Fund                                           589,591            6,884,663
                                                                               ------------         ------------

                                                                                $35,787,110         $164,319,925
                                                                               ------------         ------------
                                                                               ------------         ------------

       The current value of the HBO & Company Common Stock Fund, Fidelity Magellan Fund, Fidelity Growth and Income Fund and Fidelity Blue Chip Growth Fund held for investment at December 31, 1997 was $60,874,776, $32,119,878, $34,011,540, and $9,852,141, respectively, each of which represents an investment greater than 5% of the Plan's net assets.


       Year ended December 31, 1996:
         Fair value as determined by quoted market price:

           HBO & Company Common Stock Fund                                      $11,643,281         $ 37,178,326
           Fidelity Magellan Fund                                                (1,280,559)          23,326,930
           Fidelity Growth and Income Fund                                        2,442,201           22,435,878
           Fidelity Retirement Money Market Fund                                      -                6,630,055
           Fidelity Asset Manager Fund                                              119,299            4,065,764
           Fidelity Managed Income Fund                                               -                1,714,963
           Fidelity Intermediate Bond Fund                                          (47,523)           1,744,475
           Fidelity International Growth and Income Fund                             84,056            1,545,592
           Fidelity Blue Chip Growth Fund                                           277,760            5,440,319
           Fidelity Equity Income II Fund                                           199,965            3,723,426
                                                                               ------------        -------------

                                                                                $13,438,480         $107,805,728
                                                                               ------------        -------------
                                                                               ------------        -------------

                                                                   (Continued)

                     HBO & COMPANY PROFIT SHARING AND SAVINGS PLAN

                              December 31, 1997 and 1996

(8)    INVESTMENTS, CONTINUED
       The current value of the HBO & Company Common Stock Fund, Fidelity Magellan Fund, Fidelity Growth and Income Fund, Fidelity Retirement Money Market Fund and Fidelity Blue Chip Growth Fund held for investment at December 31, 1996 was $37,178,326, $23,326,930,
       $22,435,878, $6,630,055 and $5,440,319, respectively, each of which represents an investment greater than 5% of the Plan's net assets.

       The realized gain on the sale of investments during the years ended December 31, 1997 and 1996 was determined as follows:

                                                                                   1997                 1996
                                                                                   ----                 ----
         Aggregate proceeds                                                     $ 27,104,707        $ 23,607,827
         Aggregate cost                                                          (21,181,413)        (19,564,662)
                                                                                 -----------         -----------

           Realized gain                                                        $  5,923,294        $  4,043,165
                                                                                 -----------         -----------
                                                                                 -----------         -----------

       During 1997 and 1996, the balance of unrealized appreciation (depreciation) in the fair value of investments changed as follows:

         Balance, December 31, 1995                                                                 $ 20,530,805

           Current unrealized appreciation of investments,
              net of realized gains (losses)                                                           9,395,315
                                                                                                     -----------

         Balance, December 31, 1996                                                                 $ 29,926,120

           Current unrealized appreciation of investments,
              net of realized gains (losses)                                                          29,863,816
                                                                                                     -----------

         Balance, December 31, 1997                                                                 $ 59,789,936
                                                                                                     -----------
                                                                                                     -----------


                                     SUPPLEMENTARY INFORMATION

                        HBO & COMPANY PROFIT SHARING AND SAVINGS PLAN
                                 FEI # 37-0986839 - Plan #001
                 Item 27a  -  Schedule of Assets Held for Investment Purposes

                                       DECEMBER 31, 1997


(a)   IDENTITY OF                                                                                           (e)    CURRENT
      PARTY INVOLVED        (b) IDENTITY OF ISSUE                     (c)    DESCRIPTION      (d)  COST             VALUE
      --------------            -----------------                            -----------           ----             -----
FIDELITY INVESTMENTS                                                            SHARES
--------------------                                                            ------
Fidelity                        Magellan Fund                                  337,146    $    25,683,731   $      32,119,878
Fidelity                        Growth & Income Fund                           892,691         24,543,314          34,011,540
Fidelity                        Retirement Money Market Fund                 7,894,849          7,894,849           7,894,849
Fidelity                        Asset Manager Fund                             303,736          4,960,130           5,573,548
Fidelity                        Managed Income Fund                          2,182,337          2,182,337           2,182,337
Fidelity                        Intermediate Bond Fund                         246,554          2,503,124           2,507,457
Fidelity                        International Growth & Income
                                  Fund                                         122,778          2,395,236           2,418,736
Fidelity                        Blue Chip Growth Fund                          249,674          8,547,688           9,852,141
Fidelity                        Equity Income II Fund                          254,893          6,234,715           6,884,663
                                                                                            -------------       -------------
                                                                                               84,945,124         103,445,149

COMPANY STOCK FUND                                                             SHARES
------------------                                                             ------

*  HBO & Company                Common Stock                                 1,268,225         19,584,864          60,874,776

                                                                              INTEREST
                                                                              --------
PARTICIPANT LOANS               Participant Loans                                6-13%                -             2,622,581
                                                                                              -----------       -------------

Total investments held                                                                       $104,529,988       $ 166,942,506
                                                                                              -----------       -------------
                                                                                              -----------       -------------

                                                       DECEMBER 31, 1996

(a)   IDENTITY OF                                                                                             (e)   CURRENT
      PARTY INVOLVED        (b) IDENTITY OF ISSUE                     (c)    DESCRIPTION      (d)  COST              VALUE
      --------------            -----------------                            -----------           ----              -----

FIDELITY INVESTMENTS                                                            SHARES
--------------------                                                            ------
Fidelity                           Magellan Fund                               289,237     $    20,812,030   $     23,326,930
Fidelity                           Growth & Income Fund                        730,097          17,890,239         22,435,878
Fidelity                           Retirement Money Market Fund              6,630,055           6,630,055          6,630,055
Fidelity                           Asset Manager Fund                          246,859           3,828,264          4,065,764
Fidelity                           Managed Income Fund                       1,714,963           1,714,963          1,714,963
Fidelity                           Intermediate Bond Fund                      173,063           1,766,871          1,744,475
Fidelity                           International Growth & Income
                                     Fund                                       79,058           1,464,818          1,545,592
Fidelity                           Blue Chip Growth Fund                       166,422           5,260,270          5,440,319
Fidelity                           Equity Income II Fund                       156,776           3,528,406          3,723,426
                                                                                              ------------        -----------
                                                                                                62,895,916         70,627,402

COMPANY STOCK FUND                                                             SHARES
------------------                                                             ------
*  HBO & Company                   Common Stock                                626,161          14,983,691         37,178,326

                                                                              INTEREST
                                                                              --------
PARTICIPANT LOANS                  Participant Loans                             6-10%                 -            1,937,362
-----------------                                                                              -----------        -----------

Total investments held                                                                         $77,879,607       $109,743,090
                                                                                               -----------        -----------
                                                                                               -----------        -----------

*   Party in interest.

                         HBO & COMPANY PROFIT SHARING AND SAVINGS PLAN

                                   FEI # 37-0986839 - Plan #001

                        Item 27d - Schedule of Reportable Transactions

               Transactions or Series of Transactions in Excess of Five Percent
                              of the Current Value of Plan Assets

                                                                       Number of
(a) Identity of      (b) Description                   Number of       Shares or     (c) Purchase     (d) Selling
    Party Involved       of Assets                   Transactions        Units           Price            Price
    --------------       ----------                  ------------      ---------         --------         -------
Category (iii) - A series of transactions in excess of 5% of plan assets:

December 31, 1997

HBO & Company           Common Stock
                        Purchases                         136            780,292       $  8,980,274
                        Sales                             109            138,013                       $  8,449,660

Fidelity                Magellan
                        Purchases                         209             86,379          7,849,019
                        Sales                             178             38,470                          3,417,652

Fidelity                Growth & Income Fund
                        Purchases                         223            315,512         11,165,320
                        Sales                             174            152,918                          5,456,748

Fidelity                Retirement Money Mkt Fund
                        Purchases                         198          4,512,275          4,512,275
                        Sales                             171          3,268,259                          3,268,259

Fidelity                Blue Chip Growth Fund
                        Purchases                         194            126,275          4,699,054
                        Sales                             138             43,022                          1,602,778

                                                                  (h) Current Value
                                                       (g) Cost       of Assets On    (i)  Net
(a) Identity of         (b) Description                     of        Transaction          Gain
    Party Involved          of Assets                     Assets          Date            (Loss)
    --------------                                        ------          ----            ------
Category (iii) - A series of transactions in excess of 5% of plan assets:

December 31, 1997

HBO & Company           Common Stock
                        Purchases                       $ 8,980,274   $ 8,980,274
                        Sales                             4,366,569     8,449,660    $ 4,083,091

Fidelity                Magellan
                        Purchases                         7,849,019     7,849,019
                        Sales                             2,977,319     3,417,652        440,333

Fidelity                Growth & Income Fund
                        Purchases                        11,165,320    11,165,320
                        Sales                             4,512,244     5,456,748        944,504

Fidelity                Retirement Money Mkt Fund
                        Purchases                         4,512,275     4,512,275
                        Sales                             3,268,259     3,268,259            -

Fidelity                Blue Chip Growth Fund
                        Purchases                         4,699,054     4,699,054
                        Sales                             1,411,636     1,602,778        191,142



                                                                       Number of
(a) Identity of      (b) Description                   Number of       Shares or     (c) Purchase     (d) Selling
    Party Involved       of Assets                   Transactions        Units           Price            Price
    --------------       ----------                  ------------      ---------         --------         -------

December 31, 1996

HBO & Company           Common Stock
                        Purchases                         117            433,718       $ 10,216,175
                        Sales                              84             73,613                        $ 5,067,732

Fidelity                Magellan
                        Purchases                         217            126,174          9,873,435
                        Sales                             179             96,596                          7,591,360

Fidelity                Growth & Income Fund
                        Purchases                         216            270,435          7,790,872
                        Sales                             157            130,199                          3,752,932

Fidelity                Retirement Money Mkt Fund
                        Purchases                         183          2,866,332          2,866,332
                        Sales                             147          2,280,845                          2,280,845

Fidelity                Blue Chip Growth Fund
                        Purchases                         180            111,501          3,495,527
                        Sales                             101             28,393                            896,530


                                                                  (h) Current Value
                                                       (g) Cost       of Assets On    (i)  Net
(a) Identity of         (b) Description                     of        Transaction          Gain
    Party Involved          of Assets                     Assets          Date            (Loss)
    --------------                                        ------          ----            ------

December 31, 1996

HBO & Company           Common Stock
                        Purchases                       $10,216,175   $10,216,175
                        Sales                             2,032,411     5,067,732   $  3,035,321

Fidelity                Magellan
                        Purchases                         9,873,435     9,873,435
                        Sales                             7,309,800     7,591,360        281,560

Fidelity                Growth & Income Fund
                        Purchases                         7,790,872     7,790,872
                        Sales                             3,146,151     3,752,932        606,781

Fidelity                Retirement Money Mkt Fund
                        Purchases                         2,866,332     2,866,332
                        Sales                             2,280,845     2,280,845            -

Fidelity                Blue Chip Growth Fund
                        Purchases                         3,495,527     3,495,527
                        Sales                               897,348       896,530          (818)


                                SIGNATURES
                                ----------

      THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                  HBO & COMPANY PROFIT SHARING
                                                  AND SAVINGS PLAN


                                                  By: /s/ Jay P. Gilbertson
                                                      ------------------------
                                                      Jay P. Gilbertson


                                                  By: /s/ Michael L. Kappel
                                                      ------------------------
                                                      Michael L. Kappel


                                                  By: /s/ E. Christine Rumsey
                                                      ------------------------
                                                      E. Christine Rumsey


DATE:   June 29, 1998                             (Each Member of the Committee
                                                  appointed under and pursuant
                                                  to the HBO & Company Profit
                                                  Sharing and Savings Plan)